Exhibit 99.1

CVR Partners Reports 2015 Third Quarter Results

SUGAR LAND, Texas (Oct. 29, 2015) - CVR Partners, LP (NYSE: UAN), a manufacturer of ammonia and urea ammonium nitrate (UAN) solution fertilizer products, today announced a third quarter 2015 net loss of $13.5 million, or a loss of 18 cents per fully diluted common unit, on net sales of $49.3 million, compared to net income of $12.7 million, or 17 cents per fully diluted common unit, on net sales of $66.7 million for the 2014 third quarter. Adjusted EBITDA, a non-GAAP financial measure, was $3.8 million for the third quarter of 2015, compared to adjusted EBITDA of $21.1 million for the third quarter of 2014.

Impacting the 2015 third quarter results were expenses and lost production related to a scheduled major plant turnaround. Third quarter results were also impacted by more than two weeks of additional plant downtime following the turnaround caused by three separate outages at Linde LLC’s air separation unit, which provides CVR Partners with oxygen and nitrogen necessary for production. Results for the quarter also included $1.5 million of transaction-related expenses associated with the Partnership’s announced agreement to acquire Rentech Nitrogen Partners, L.P.

For the first nine months of 2015, net income was $43.3 million, or 59 cents per fully diluted common unit, on net sales of $223.2 million, compared to $51.3 million of net income, or 70 cents per fully diluted common unit, on net sales of $224.3 million for the comparable period a year earlier. Adjusted EBITDA for the first nine months of 2015 was $78.3 million compared to adjusted EBITDA of $76.8 million for the first nine months of 2014.

“The unplanned outages at Linde’s air separation unit, which resulted in approximately 18 days of additional downtime at our facility, were disappointing as they overshadowed the success of our major plant turnaround during the quarter,” said Mark Pytosh, chief executive officer. “In addition to inspecting and repairing units across our entire facility, we installed several pieces of new equipment during the turnaround that will allow us to run our plant at higher rates of production. These efforts already are paying off. To date for the fourth quarter, we have seen some of the highest production rates in the plant’s 15-year history.

“Another important highlight of the 2015 third quarter was the announcement of our agreement to acquire Rentech Nitrogen Partners,” Pytosh said. “We view the transaction as a win-win for the unitholders of both CVR Partners and Rentech Nitrogen as it will create an expanded MLP with a leading position in the U.S. nitrogen fertilizer industry. We also expect the acquisition to be accretive to CVR Partners’ available cash for distribution.”

Operations

For the third quarter of 2015, average realized gate prices for UAN and ammonia were $227 per ton and $478 per ton, respectively, compared to $254 per ton and $503 per ton, respectively, for the same period in 2014.

CVR Partners produced 66,300 tons of ammonia and purchased an additional 7,500 tons of ammonia during the third quarter of 2015, of which 12,100 net tons were available for sale while the rest was upgraded to 152,400 tons of UAN. In the 2014 third quarter, the plant produced 99,800 tons of ammonia and purchased an additional 4,000 tons of ammonia, of which 11,800 net tons were available for sale while the remainder was upgraded to 223,500 tons of UAN.

On-stream factors during the 2015 third quarter were 62.2 percent for the gasifiers, 57.8 percent for the ammonia synthesis loop and 56.7 percent for the UAN conversion facility. Excluding the impact of the full-facility turnaround and the Linde air separation unit outages, the on-stream factors for the 2015 third quarter would have been 100.0 percent for the gasifiers, 97.3 percent for the ammonia synthesis loop and 96.2 percent for the UAN conversion facility.

Distributions

As a result of the unplanned plant downtime during the 2015 third quarter, CVR Partners will not pay a cash distribution for the quarter. CVR Partners is a variable distribution master limited partnership. As a result, its quarterly distributions, if any, will vary from quarter to quarter due to several factors, including, but not limited to, its operating performance, fluctuations in the prices received for its finished products, maintenance capital expenditures, and cash reserves deemed necessary or appropriate by the board of directors of its general partner.

2015 Third Quarter Earnings Conference Call

CVR Partners previously announced that it will host its 2015 third quarter Earnings Conference Call for analysts and investors on Thursday, Oct. 29, at 11 a.m. Eastern. The Earnings Conference Call may also include discussion of company developments, forward-looking information and other material information about business and financial matters.

The Earnings Conference Call will be broadcast live over the Internet at https://www.webcaster4.com/Webcast/Page/1004/10987. For investors or analysts who want to participate during the call, the dial-in number is (877) 407-8029.

For those unable to listen live, the Webcast will be archived and available for 14 days at https://www.webcaster4.com/Webcast/Page/1004/10987. A repeat of the conference call can be accessed by dialing (877) 660-6853, conference ID 13622042.

# # #

Information for Unitholders
In connection with the proposed transaction, CVR Partners, LP (“CVR Partners”) filed a registration statement on Form S-4 that includes a prospectus of CVR Partners and a proxy statement of Rentech Nitrogen Partners, L.P. (“RNF”), and CVR Partners and RNF intend to file other documents, with the Securities and Exchange Commission (the “SEC”). INVESTORS ARE URGED TO READ THE PROXY STATEMENT / PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A definitive proxy statement / prospectus will be sent to unitholders of RNF seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement / prospectus (when available) and other documents filed by CVR Partners and RNF with the SEC at the SEC’s website, www.sec.gov. The definitive proxy statement / prospectus (when available) and such other documents relating to CVR Partners may also be obtained free of charge by directing a request to CVR Partners LP, Attn: Investor Relations, 2277 Plaza Drive, Suite 500, Sugar Land, TX 77479. The definitive proxy statement / prospectus (when available) and such other documents relating to RNF may also be obtained free of charge by directing a request to Rentech Nitrogen Partners, L.P., Attn: Investor Relations, Julie Dawoodjee Cafarella, 10877 Wilshire Blvd., 10th Floor, Los Angeles, CA 90024.

Participants in the Solicitation
CVR Partners, RNF and their respective directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed transaction. Information regarding directors and executive officers of CVR Partners’ general partner is contained in CVR Partners’ Form 10-K for the year ended December 31, 2014, which has been filed with the SEC. Information regarding directors and executive officers of RNF’s general partner is contained in RNF’s Form 10-K for the year ended December 31, 2014, which has been filed with the SEC. A more complete description will be available in the registration statement and the proxy statement / prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements
This news release contains forward-looking statements. You can generally identify forward-looking statements by our use of forward-looking terminology such as “outlook,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. For a discussion of risk factors which may affect our results, please see the risk factors and other disclosures included in our most recent Annual Report on Form 10-K, any subsequently filed Quarterly Reports on Form 10-Q and our other SEC filings. These risks may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this press release are made only as of the date hereof. CVR Partners disclaims any intention or obligation to update publicly or revise its forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law.

About CVR Partners, LP
Headquartered in Sugar Land, Texas, with manufacturing facilities located in Coffeyville, Kansas, CVR Partners, LP is a Delaware limited partnership focused primarily on the manufacture of nitrogen fertilizers. The CVR Partners nitrogen fertilizer manufacturing facility is the only operation in North America that uses a petroleum coke gasification process to produce nitrogen fertilizer and includes a 1,225 ton-per-day ammonia unit, a 3,000 ton-per-day urea ammonium nitrate unit, and a dual-train gasifier complex having a capacity of 84 million standard cubic feet per day of hydrogen.

For further information, please contact:

Investor Contact:
Wes Harris
CVR Partners, LP
(281) 207-3490
InvestorRelations@CVRPartners.com

Media Relations:
Brandee Stephens
CVR Partners, LP
(913) 982-0482
MediaRelations@CVRPartners.com

CVR Partners, LP

Financial and Operational Data (all information in this release is unaudited except as otherwise noted).

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014

	(in millions, except per unit data)
Consolidated Statement of Operations Data:
Net sales (3)	$49.3	$66.7	$223.2	$224.3
Cost of product sold - Affiliates (1)	1.1	2.2	5.1	6.8
Cost of product sold - Third parties (1)	13.4	13.2	50.6	49.8
Direct operating expenses - Affiliates (1)	1.0	0.6	3.2	2.2
Direct operating expenses - Third parties (1)	32.2	25.5	79.5	75.0
Selling, general and administrative expenses - Affiliates (1) (2)	3.6	3.0	10.3	10.5
Selling, general and administrative expenses - Third parties (1) (2)	2.4	1.0	4.9	3.4
Depreciation and amortization	7.4	6.8	21.2	20.3
Operating income (loss)	(11.8)	14.4	48.4	56.3
Interest expense and other financing costs	(1.8)	(1.7)	(5.2)	(5.0)
Interest income	—	—	—	—
Other income (expense), net	0.1	—	0.1	—
Income (loss) before income tax expense	(13.5)	12.7	43.3	51.3
Income tax expense (benefit)	—	—	—	—
Net income (loss)	$(13.5)	$12.7	$43.3	$51.3

Net income (loss) per common unit - basic	$(0.18)	$0.17	$0.59	$0.70
Net income (loss) per common unit - diluted	$(0.18)	$0.17	$0.59	$0.70

Adjusted EBITDA*	$3.8	$21.1	$78.3	$76.8
Available cash for distribution*	$(3.0)	$20.1	$58.0	$72.0

Weighted average, number of common units outstanding (in thousands):
Basic	73,123	73,115	73,123	73,114
Diluted	73,123	73,139	73,131	73,141
________________________________

* See “Use of Non-GAAP Financial Measures” below.

(1)    Cost of product sold, direct operating expenses and selling, general and administrative expenses are all reflected exclusive of depreciation and amortization.

(2)
On August 9, 2015, CVR Partners entered into an Agreement and Plan of Merger with Rentech Nitrogen Partners, L.P. and Rentech Nitrogen GP, LLC (together, "Rentech Nitrogen"), with Rentech Nitrogen continuing as surviving entities and wholly-owned subsidiaries of CVR Partners. The Partnership incurred legal and other professional fees and other merger related expenses that are referred to herein as expenses associated with the Rentech Nitrogen mergers. The Partnership incurred approximately $1.5 million of expenses associated with the Rentech Nitrogen mergers, which are included in selling, general and administrative expenses for the three and nine months ended September 30, 2015.

(3)        Below are the components of net sales:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014

	(in millions)
Reconciliation to net sales:
Sales net at gate	$43.3	$59.2	$193.0	$195.3
Freight in revenue	5.3	7.0	20.1	20.6
Hydrogen revenue	0.5	0.1	9.0	6.9
Other	0.2	0.4	1.1	1.5
Total net sales	$49.3	$66.7	$223.2	$224.3

	As of September 30, 2015	As of December 31, 2014
		(audited)
	(in millions)
Balance Sheet Data:
Cash and cash equivalents	$33.2	$79.9
Working capital (deficiency) (1)	(76.5)	89.9
Total assets	523.8	578.8
Total debt, including current portion	125.0	125.0
Total long-term liabilities	—	125.2
Total partners’ capital	366.6	413.9

________________________________

(1)    Working capital (deficiency) includes $125.0 million for the current portion of long-term debt as of September 30, 2015. Working capital excluding the current portion of long-term debt was $48.5 million as of September 30, 2015.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014

	(in millions)
Cash Flow Data:
Net cash flow provided by (used in):
Operating activities	$1.1	$19.7	$57.1	$79.6
Investing activities	(6.4)	(6.0)	(12.4)	(13.4)
Financing activities	(28.5)	(24.2)	(91.4)	(83.3)
Net increase (decrease) in cash and cash equivalents	$(33.8)	$(10.5)	$(46.7)	$(17.1)

Capital expenditures for property, plant and equipment	$6.4	$6.0	$12.4	$13.5

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Key Operating Statistics:

Production volume (thousand tons):
Ammonia (gross produced) (1)	66.3	99.8	269.4	283.0
Ammonia (net available for sale) (1)(2)	12.1	11.8	31.2	23.9
UAN	152.4	223.5	658.1	704.1

Petroleum coke consumed (thousand tons)	82.7	117.6	335.8	359.7
Petroleum coke consumed (cost per ton)	$25	$29	$26	$28

Sales (thousand tons):
Ammonia	7.8	6.2	26.9	14.5
UAN	174.5	220.3	698.8	714.2

Product pricing at gate (dollars per ton) (3):
Ammonia	$478	$503	$529	$497
UAN	$227	$254	$256	$263

On-stream factors (4):
Gasification	62.2%	94.6%	87.1%	95.8%
Ammonia	57.8%	92.0%	83.7%	90.7%
UAN	56.7%	89.2%	83.6%	90.7%

Market Indicators:
Ammonia - Southern Plains (dollars per ton)	$478	$570	$526	$524
UAN - Corn belt (dollars per ton)	$264	$297	$294	$321
______________________________

(1)   Gross tons produced for ammonia represent total ammonia produced, including ammonia produced that was upgraded into UAN. Net tons available for sale represent ammonia available for sale that was not upgraded into UAN.

(2)   In addition to the produced ammonia, the Partnership acquired approximately 7.5 thousand tons and 4.0 thousand tons of ammonia during the three months ended September 30, 2015 and 2014, respectively. The Partnership acquired approximately 29.3 thousand tons and 29.7 thousand tons of ammonia during the nine months ended September 30, 2015 and 2014, respectively.

(3)
Product pricing at gate represents net sales less freight revenue divided by product sales volume in tons and is shown in order to provide a pricing measure that is comparable across the fertilizer industry.

(4)   On-stream factor is the total number of hours operated divided by the total number of hours in the reporting period and is included as a measure of operating efficiency.

Excluding the impact of the full facility turnaround and the Linde air separation unit outages, the on-stream factors would have been 100.0% for gasifier, 97.3% for ammonia and 96.2% for UAN for the three months ended September 30, 2015.

Excluding the impact of the full facility turnaround and the Linde air separation unit outages, the on-stream factors would have been 99.8% for gasifier, 97.0% for ammonia and 96.9% for UAN for the nine months ended September 30, 2015. Excluding the impact of the shutdown for installation of the waste heat boiler, pressure swing adsorption unit upgrade and the Linde air separation unit maintenance, the on-stream factors for the nine months ended September 30, 2014 would have been 97.8% for gasifier, 93.0% for ammonia and 93.0% for UAN.

Use of Non-GAAP Financial Measures

To supplement our actual results calculated in accordance with GAAP for the applicable periods, the Partnership also uses the non-GAAP financial measures noted above, which are reconciled to our GAAP based results below. These non-GAAP financial measures should not be considered as an alternative to GAAP results.

EBITDA is defined as net income (loss) before (i) interest (income) expense, (ii) income tax expense and (iii) depreciation and amortization expense.

Adjusted EBITDA is defined as EBITDA further adjusted for the impact of non-cash share-based compensation, and, when applicable, major scheduled turnaround expenses, loss on extinguishment of debt, loss on disposition of assets and expenses associated with the Rentech Nitrogen mergers.

We present EBITDA because we believe it allows users of our financial statements, such as investors and analysts, to assess our financial performance without regard to financing methods, capital structure or historical cost basis. We present Adjusted EBITDA because we have found it helpful to consider an operating measure that excludes expenses, such as major scheduled turnaround expenses, loss on extinguishment of debt, loss on disposition of assets and expenses associated with the pending Rentech Nitrogen mergers, relating to transactions not reflective of our core operations. When applicable, each of these expenses is discussed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our SEC reports, so that investors have complete information about expenses. In addition, we believe that it is useful to exclude from Adjusted EBITDA non-cash share-based compensation, although it is a recurring cost incurred in the ordinary course of business. In our view, non-cash share-based compensation, which also is presented in our financial statements and discussed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations, reflects a non-cash cost which may obscure, for a given period, trends in the underlying business, due to the timing and nature of the equity awards. We also present Adjusted EBITDA because it is the starting point used by the board of directors of our general partner when calculating our available cash for distribution.

EBITDA and Adjusted EBITDA are not recognized terms under GAAP and should not be substituted for net income (loss) or cash flows from operations. Management believes that EBITDA and Adjusted EBITDA enable investors and analysts to better understand our ability to make distributions to common unitholders, help investors and analysts evaluate our ongoing operating results and allow for greater transparency in reviewing our overall financial, operational and economic performance by allowing investors to evaluate the same information used by management. EBITDA and Adjusted EBITDA presented by other companies may not be comparable to our presentation, since each company may define these terms differently.

A reconciliation of Net Income (loss) to EBITDA and Adjusted EBITDA is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014

	(in millions)
Net income (loss)	$(13.5)	$12.7	$43.3	$51.3
Add:
Interest expense and other financing costs, net	1.8	1.7	5.2	5.0
Depreciation and amortization	7.4	6.8	21.2	20.3
EBITDA	$(4.3)	$21.2	$69.7	$76.6
Add:
Major scheduled turnaround expenses	6.6	—	7.0	—
Share-based compensation, non-cash	—	(0.1)	0.1	0.2
Expenses associated with the Rentech Nitrogen mergers	1.5	—	1.5	—
Adjusted EBITDA	$3.8	$21.1	$78.3	$76.8

Available cash for distribution is not a recognized term under GAAP. Available cash for distribution should not be considered in isolation or as an alternative to net income (loss) or operating income (loss), or any other measure of financial performance or operating performance. In addition, available cash for distribution is not presented as, and should not be considered, an alternative to cash flows from operations or as a measure of liquidity. Available cash for distribution as reported by the

Partnership may not be comparable to similarly titled measures of other entities, thereby limiting its usefulness as a comparative measure.

Available cash begins with Adjusted EBITDA reduced for cash needed for (i) net cash interest expense (excluding capitalized interest) and debt service and other contractual obligations; (ii) maintenance capital expenditures; and (iii) to the extent applicable, major scheduled turnaround expenses, reserves for future operating or capital needs that the board of directors of the general partner deemed necessary or appropriate, and expenses associated with the Rentech Nitrogen mergers, if any. Available cash for distribution may be increased by the release of previously established cash reserves, if any, at the discretion of the board of directors of our general partner. Actual distributions are set by the board of directors of our general partner, subject to the limitations in accordance with the Merger Agreement as discussed below. The board of directors of our general partner may modify our cash distribution policy at any time, and our partnership agreement does not require us to make distributions at all.

The Merger Agreement with Rentech Nitrogen includes customary restrictions on the conduct of the Partnership’s business prior to the completion of the mergers, generally requiring the Partnership to conduct its business in the ordinary course and subjecting the Partnership to a variety of specified limitations. In accordance with the terms of the Merger Agreement, beginning with the distribution for the third quarter of 2015 and until the closing of the mergers, the Partnership may not make or declare distributions in excess of available cash for distribution in respect of any quarter.

A reconciliation of Adjusted EBITDA to Available cash for distribution is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014

	(in millions, except units and per unit data)
Adjusted EBITDA	$3.8	$21.1	$78.3	$76.8
Adjustments:
Less:
Net cash interest expense (excluding capitalized interest) and debt service	(1.5)	(1.5)	(4.4)	(4.3)
Maintenance capital expenditures	(3.8)	(0.7)	(7.4)	(2.7)
Major scheduled turnaround expenses	(6.6)	—	(7.0)	—
Cash reserves for future turnaround expenses	—	—	(7.0)	—
Expenses associated with the Rentech Nitrogen mergers	(1.5)	—	(1.5)	—
Plus:
Release of cash reserves established for turnaround expenses	6.6	—	7.0	—
Release of previously established cash reserves, net	—	1.2	—	2.2
Available cash for distribution	$(3.0)	$20.1	$58.0	$72.0
Available cash for distribution, per common unit	$(0.04)	$0.27	$0.80	$0.98
Distribution declared, per common unit	$—	$0.27	$0.84	$0.98
Common units outstanding (in thousands)	73,123	73,117	73,123	73,117